[K&L Gates LLP Letterhead]

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

May 21, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Eaton Vance National Municipal Opportunities Trust

Registration Statement on Form N-2 (333-156948; 811-22269)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance National Municipal Opportunities trust (the “Fund”) is Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 2”).

A total registration fee of $16,740 is being filed with Pre-Effective Amendment No. 2 to the Fund’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 2 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

Thank you for the telephone call on May 20, 2009 relying additional comments to the Registration Statement on Form N-2 for the Fund. As we discussed, these comments and responses are addressed in Pre-Effective Amendment No. 2. We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal responses to your comments below.

Included with Pre-Effective Amendment No. 2, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m. EST on Tuesday May 26, 2009.

Per discussions with and at the request of the Staff, the Fund understands that the Staff is currently reviewing the application of Investment Company Act Release No. 10666 (Apr. 18, 1979) to investments in residual interest bonds and agrees to comply with future Staff positions regarding such application.

Oral comments from Valerie Lithotomos and Richard Pfordte via telephone conference on May 20, 2009 and from Richard Pfordte on May 21, 2009, in each case to Clair Pagnano and Mark Goshko of K&L Gates LLP and Fred Marius of Eaton Vance Management.

Oral Comments Received May 21, 2009:

COMMENT 1: Please revise the disclosure to state that the Fund will comply with Investment Company Act Release No. 10666 (Apr. 18, 1979) in connection shortfall and forbearance agreements entered into with respect to investments in residual interest bonds.

RESPONSE: In response to the Staff’s comment, the Fund has revised the disclosure as follows:

The Trust will segregate or earmark liquid assets with its custodian in accordance with 1940 Act Release No. 10666 (Apr. 18, 1979) to cover these obligations.

Oral Comments Received May 20, 2009:

COMMENT 1: Please summarize why the Trust might prefer to invest in residual interest bonds rather than directly in municipal bonds held in a tender option trust and how this might potentially enhance income received by the Trust.

RESPONSE: In response to this comment, the following disclosure reflecting our extensive discussion of this issue yesterday has been added to the description of residual interest bonds in both the summary section (on p. 4) and the body (on p. 22) of the prospectus:

The Adviser may determine to invest in residual interest bonds rather than investing directly in municipal bonds because the embedded leverage provides an opportunity to earn enhanced income. The residual interest payments to which the Trust is entitled consists of all of the interest paid on all of the bonds held in the tender option bond trust less the interest payable to floating rate interest holders and the expenses of the trust. Accordingly, if the short-term rates payable to the floating rate interest holder are lower than the long-term rates on the municipal bonds held in the trust, the Trust as the residual interest holder will receive (i) the difference between these amounts on the portion of the tender option bond trust attributable to floating rate interests; plus (ii) the interest on such municipal bonds on the portion of the tender option bond trust attributable to residual interests; minus trust expenses.

COMMENT 2: Please clarify that tender option trusts do not have recourse to the residual interest holders in the absence of a shortfall agreement by deleting the word “generally” in the following sentence: “Generally the trusts do not have recourse to the investors (such as the Trust) in the residual interest bonds.”

RESPONSE: In response to this comment the word “Generally” has been deleted in the three places that this sentence appears prospectus pages 12, 22 and 31 and in the SAI on page 7.

COMMENT 3: Please summarize under what circumstances the Trust might enter into a shortfall agreement with the liquidity provider/sponsor to a tender option bond trust.

RESPONSE: In response to this comment the following disclosure reflecting our discussion of yesterday has been added to the discussion of shortfall agreements in each place in which it appears (prospectus pgs 12, 22 and 31 and SAI p. 7).

The Trust generally may enter into such agreements (i) when the liquidity provider to the tender option bond trust requires such an agreement because the level of leverage in the tender option bond trust exceed the level that the liquidity provider is willing support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the tender option bond trust in the event that the municipal obligation held in the trust has declined in value.

COMMENT 4: Please clarify in the discussion of the effect of leverage on advisory fees that any preferred shareholders or debt holders of the trust would not bear such fees.

RESPONSE: In response to this comment, the following disclosure has been added to this discussion in both the prospectus summary (p. 13) and body (p. 32).

If the Trust utilizes leverage by issuing preferred shares or debt, holders of preferred shares and the holders of any debt issued by the Trust do not bear the investment advisory fee. Therefore,

COMMENT 5: Please further clarify in footnote 4 to the fee table that the advisory fee rate shown in the table differs from the contractual rate because the fee table is required to be based upon net assets and the advisory fee rate is based upon gross assets.

RESPONSE: In response to this comment, the following disclosure reflecting our discussion of yesterday has been added to footnote 4 to the fee table.

Because the fee table is required to be based on net assets and the investment advisory fee paid by the Trust is based on gross assets, including leverage, the investment advisory fee rate effectively borne by Common Shareholders is higher than the contractual investment advisory fee rate.

COMMENT 6: Please state in the SAI how the Trust will calculate leverage with respect to its investment in residual interest bonds:

RESPONSE: In response to this comment, the following disclosure reflecting our discussion of yesterday has been added to the SAI (p. 7).

The Trust anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds. The Trust will not utilize leverage in excess of 15% of its gross assets. The amount of leverage obtained through investments in residual interest bonds is calculated based upon the amount of the corresponding floating-rate notes issued by the tender option bond trust in which the Trust holds a residual interest.

COMMENT 7: Please note that the Fund’s limited ability to invest in securities that are subject to alternative minimum tax may limit opportunities to invest in securities with higher yields.

RESPONSE: In response to this comment, the following disclosure reflecting our discussion of yesterday has been added to the prospectus immediately after the statement of the statement of the Trust’s AMT limit (p. 18):

This restriction limits the Trust’s opportunities to invest in higher yielding municipal obligations that are subject to the alternative minimum tax.

COMMENT 8: Please note that a tender option bond trust may be collapsed by either the holders of residual interest bonds or the liquidity provider to the trust:

RESPONSE: In response to this comment, the following disclosure reflecting our discussion of yesterday has been added to the prospectus (p. 34) and SAI (p. 7.).

A tender option bond trust can be collapsed or closed by either the holder of the residual interest bonds (such as the Trust) or by the liquidity provider. Generally, because the Trust may act to collapse the tender option bond trust and receive the value of the residual interests bonds held by the Trust within 7-days, such residual interest bonds are considered liquid securities when held by the Trust.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano
Clair E. Pagnano